Item 77 D

The following revised investment policies became effective on July 16, 2007 and were not required to be approved by a vote of shareholders:

*	AFBA 5Star Mid Cap Value Fund - seeks long-term capital growth.  To pursue its investment objective, the Fund, under normal circumstances, invests at least 80% of its net assets in domestic equity securities (common stocks, convertibles and warrants) issued by medium-sized or "mid cap" companies. The Fund considers a company to be a mid cap company if it has a market capitalization between $1 billion and $10 billion at the time of purchase.

The following revised investment policies became effective on July 31, 2007 and were not required to be approved by a vote of shareholders:

*	AFBA 5Star Mid Cap Value Fund - focuses on securities that are undervalued, but have favorable prospects for appreciation. The sub-adviser's stock selection process encompasses screening for stocks of mid-cap companies with below market price-to-earnings ratios that are financially solid and comparisons of the company's stock price to its book value, cash flow and yield. The sub-adviser analyzes individual companies to identify those that are financially sound and appear to have strong potential for long-term capital appreciation and dividend growth. The sub-adviser assembles the Mid Cap Value Fund's portfolio from among the most attractive stocks, drawing on an analysis of economic outlooks for various sectors and industries.

*	AFBA 5Star Small Cap Fund - targets small cap companies.  The sub-
advisers identify smaller companies that exhibit consistent or predictable cash generation and/or are expected to benefit from long-term industry or technological trends. The sub-advisers then select securities based on: 1) fundamental analysis of industries and the economic cycle; 2) analysis of company-specific factors such as product cycles, management, etc.; and 3) rigorous valuation analysis.

The following revised investment policies became effective on August 31, 2007 and were not required to be approved by a vote of shareholders:

*	AFBA 5Star Small Cap Fund - seeks long-term capital growth.  To pursue its investment objective, the Fund, under normal circumstances, invests at least 80% of its net assets in domestic equity securities issued by small capitalization or "small cap" companies. The Fund considers a company to be a small cap company if it has a market capitalization of less than $2.5 billion at the time of purchase, or if the company's market capitalization would place it in the lowest
20% of total market capitalization of companies that have equity securities listed on a U.S. national securities exchange or are traded on the NASDAQ system.

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